UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from__________to_________

Commission File Number 000-25165

A.	Full title of the plan and the address of the plan, if different from that of the issue named below:

The Bank of Greene County Employees’ Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greene County Bancorp, Inc.
302 Main Street
Catskill, New York 12414-1317

THE BANK OF GREENE COUNTY EMPLOYEES'
SAVINGS & PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

* Note:  All other schedules are omitted as they are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
The Bank of Greene County Employees’
Savings & Profit Sharing Plan and Trust:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2011.

/s/ Bonadio & Co. LLP

Syracuse, New York
June 25, 2020

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF
 DECEMBER 31, 2019 AND 2018

	2019	2018

ASSETS
Cash	$14,796	$10,690

Investments, at fair value	16,216,089	14,714,373

Notes receivable from participants	439,447	393,072

TOTAL ASSETS	$16,670,332	$15,118,135

LIABILITIES
Other liabilities	15,362	11,223

TOTAL LIABILITIES	15,362	11,223

NET ASSETS AVAILABLE FOR BENEFITS	$16,654,970	$15,106,912

The accompanying notes are an integral part of these financial statements.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

	2019	2018

ADDITIONS TO NET ASSETS
Investment income:
Interest and dividend income	$290,413	$384,899
Interest income, notes receivable from participants	23,491	18,893
Net appreciation (depreciation) in fair value of investments	1,858,533	(1,168,214)
Net investment income (loss)	2,172,437	(764,422)

Contributions:
Participant	591,868	544,838
Employer	330,315	298,087
Rollover	97,588	32,045

Total contributions	1,019,771	874,970

TOTAL ADDITIONS	3,192,208	110,548

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	1,624,064	278,350
Administrative expenses	20,086	19,323

TOTAL DEDUCTIONS	1,644,150	297,673

Net increase (decrease) in net assets	1,548,058	(187,125)

Net assets available for benefits, beginning	15,106,912	15,294,037

NET ASSETS AVAILABLE FOR BENEFITS, ENDING	$16,654,970	$15,106,912

The accompanying notes are an integral part of these financial statements.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
At and for the Years ended December 31, 2019 and 2018

NOTE A – DESCRIPTION OF PLAN

The following brief description of The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible employees of The Bank of Greene County (the Company or the Sponsor).  Employees who complete three months of service and perform a minimum of 250 hours of service are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions
Each year participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, up to the maximum allowable under the Internal Revenue Code (IRC). Participants who are age 50 or older may elect to defer additional amounts called “catch-up” contributions.  Rollover and transfer contributions from another qualified retirement plan or special individual retirement plan are permitted.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Matching contributions made by the Sponsor to the Plan are calculated as 100% of the first 3% of the participant’s pretax contribution plus 50% of pretax contributions up to the next 3% of compensation, as defined in the Plan.  Contributions are subject to certain limitations.

Participant Accounts and Investment Options
Participants direct the investment of their contributions into various options offered by the Plan.  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may direct the investment of their account balances into various investment options offered by the Plan.  Currently, the Plan offers 21 mutual funds, money market funds, self-directed brokerage accounts, one common collective trust fund and the Sponsor’s stock as investment options for participants.  Participants may change their investment options to prospectively increase or decrease the amount of their elective deferrals at such times established by the Plan administrator in a uniform and nondiscriminatory manner.

Vesting
Participants are immediately vested in their contributions plus actual earnings (losses) thereon.  Vesting in the Company’s contribution portion of their accounts is based on continuous service.  Safe harbor matching contributions made to the Plan are 100% vested upon the completion of two years of employment.  Non-safe harbor matching contributions are 100% vested upon the completion of six years of continuous employment.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.  Upon termination of service, disability, death or retirement, participants will receive an amount equal to the value of their accounts in a single lump-sum payment, or in partial payments or systematic installment payments.

Administrative Expenses
The Plan permits the payment of Plan expenses to be made from the Plan’s assets.  These expenses are allocated proportionately based on the value of the account balances of each participant in the Plan.  Administrative expenses may also be made from forfeitures by non-vested participants.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Note terms range from 1-5 years; longer terms are available if used for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account and bear interest at prime rate plus 1%.  Processing fees for new notes and annual maintenance fees on outstanding notes are charged to the participant’s account.  The interest rate was between 4.25% and 6.50% on loans outstanding for the year ended December 31, 2019.  The interest rate was between 4.25% and 6.25% on loans outstanding for the year ended December 31, and 2018.  Principal and interest is paid ratably through biweekly payroll deductions.

Forfeitures
Forfeitures by non-vested participants are generally used to reduce administrative fees. Forfeited balances at December 31, 2019 were $1,360 and at December 31, 2018 were $1,463.  Further, forfeitures used to reduce employer matching contributions were $4,000 during 2019, and $1,600 during 2018.  Forfeitures used to pay administrative expenses were not significant during 2019 and 2018.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Cash
The Plan maintains cash balances to settle investment transactions.  Such balances are not insured.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note E for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees
Net investment returns reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes are reclassified as distributions based on the terms of the plan document.

Accounting Standards Updates Adopted
In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, Codification Improvements, which represents changes to clarify, correct errors in, or make minor improvements to the Codification, eliminating inconsistencies and providing clarifications in current guidance. The amendments in this ASU include Subtopic 962-325, Plan Accounting-Defined Contribution Pension Plans-Investments-Other. The amendment to Subtopic 962-325 removes the stable value common collective trust fund from the illustrative example in paragraph 962-325-55-17 to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the net asset value per share practical expedient. Rather, a plan should evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient to measure at net asset value in accordance with Fair Value Measurement (Topic 820). The transition and effective date guidance is based on the facts and circumstances of each amendment. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018 on a prospective basis, for public business entities. ASU 2018-09 was adopted by the Plan on January 1, 2019 and did not have an impact on the Plan’s financial statements.

NOTE C – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, all amounts credited to the accounts of the participants shall vest and become non-forfeitable and the employer shall direct the trustee to make or commence distribution to, or on behalf of, each participant the value of his or her account balance in the Plan.

NOTE D – PARTY-IN-INTEREST TRANSACTIONS

Plan investments were managed by the trustee of the Plan, Reliance Trust Company, for the 2019 and 2018 plan years.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  Notes receivable from participants totaling $439,447 and $393,072 at December 31, 2019 and 2018, respectively, also qualify as party-in-interest transactions and are secured by balances in the respective participant accounts.

In 2019 and 2018, the Plan provided participants the election of an investment in Greene County Bancorp, Inc.’s common stock through a unitized company stock fund.   As of December 31, 2019, the Plan held 21,490 units of Greene County Bancorp, Inc.’s common stock fund at a per-unit price of $178.31.  As of December 31, 2018, the Plan held 23,139 units of Greene County Bancorp, Inc.’s common stock fund at a per-unit price of $190.07.  Assets held in this fund are expressed in terms of units and not shares of stock.  Each unit represents a proportionate interest in all of the assets of this fund.

The value of Greene County Bancorp, Inc.’s common stock held within each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value.  The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of the Greene County Bancorp, Inc.’s common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund.  As of December 31, 2019, the unitized company stock fund consisted of Greene County Bancorp, Inc.’s common stock at a market value of $3,639,718 and a money market fund at a market value of $192,834.  As of December 31, 2018, the unitized company stock fund consisted of Greene County Bancorp, Inc.’s common stock at a market value of $4,157,041 and a money market fund at a market value of $241,928.  A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.  As of December 31, 2019, the Plan held 126,423 shares of Greene County Bancorp, Inc. common stock in the unitized common stock fund with a market value of $3,639,718 at a price per share of $28.79.  As of December 31, 2018, the Plan held 133,581 shares of Greene County Bancorp, Inc. common stock in the unitized common stock fund with a market value of $4,157,041 at a price per share of $31.12.

NOTE E – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodology used for investments measured at fair value.  There have been no changes in the methodologies used during the years ended December 31, 2019 and 2018.

Level 1 Fair Value Measurements

The fair value of mutual funds, employer stock and self-directed brokerage accounts is valued based on quoted market prices.  Money market funds are valued based on quoted net asset values of the shares held by the Plan at year end.

The Plan held mutual funds at December 31, 2019 and 2018 as described below.

The objective of the Dodge & Cox Income Fund is to seek high and stable rate of current income, consistent with long-term preservation of capital.  A secondary objective is to take advantage of opportunities to realize capital appreciation.  The Fund invests in a diversified portfolio of high-quality bonds and other debt securities.

The objective of the Vanguard Inflation Protected Secs Fund (Adm) is to seek to provide inflation protection and income consistent with investment in inflation-indexed securities.  The Fund invests primarily in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

The objective of the Vanguard Small Cap Index Fund (Adm) is to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of smaller U.S. companies.  The Fund invests all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the index.

The objective of the Vanguard Mid Cap Index Fund (Adm) is to track the performance of the CRSP US Mid Cap Index, a broadly diversified index of stocks of mid-size U.S. companies.  The Fund invests all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the index.

The objective of the Massachusetts Investors Trust (R6) is to seek capital appreciation.  The Fund normally invests primarily in equity securities of companies of any size, focusing on large-cap companies.  The Fund may invest in growth companies, value companies, or in a combination of growth and value companies.  The Fund may invest in foreign securities.

The objective of the LSV Value Equity Fund (I) is to seek long-term growth of capital. The Fund invests primarily in equity securities of companies believed to be undervalued in the marketplace at the time of purchase and have potential for near-term appreciation.  Although the Fund may invest in securities of companies of any size, the Fund generally invests in companies with market capitalizations of $1 billion or more.

The objective of the T. Rowe Price Blue Chip Growth Fund is to provide long-term capital growth.  Income is a secondary objective.  The Fund normally invests in the common stocks of large- and medium-sized blue chip companies that are well established in their industries and have the potential for above-average earnings growth.

The objective of the American Funds EuroPacific Growth Fund (R6) is long-term growth of capital.  The Fund normally invests primarily in common stocks of issuers in Europe and the Pacific Basin believed to have the potential for growth.  A portion of assets may be invested in common stocks and other securities of companies in emerging markets.

The objective of the Invesco Oppenheimer GI Fund (R6) is capital appreciation.  The Fund invests mainly in common stock of U.S. and foreign companies. It may invest without limit in foreign securities and can invest in any country, including countries with developing or emerging markets. The Fund currently emphasizes its investments in developed markets such as the United States, Western European countries and Japan. It does not limit its investments to companies in a particular capitalization range, but primarily invests in mid- and large-cap companies. The Fund normally will invest in at least three countries.

The objective of the Vanguard Target Retirement Date Funds (2015 thru 2065) is to provide capital appreciation and current income consistent with its current asset allocation.  The Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce within a few years of the target date of the Fund.  The Fund’s asset allocation will become more conservative over time. These funds share the common goal of capital appreciation in the years leading up to retirement and then a mix of income and capital preservation in the years following retirement.

The objective of the Vanguard Target Retirement Income Fund (Inv) is to provide current income and some capital appreciation.  The Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

Net Asset Value (NAV) as Fair Value

Common collective trust funds are comprised of units in such collective trust funds that are not publicly traded.  The underlying assets in these funds (common stock, preferred stock, collective investment funds, U.S. Government and Agency Obligations, debt instruments, insurance investment contracts, global wrap synthetic investment contracts, securities lending funds, repurchase agreements, futures contracts, and foreign currency contracts) are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the Trustee or other inputs principally from or corroborated by observable market data.  Common collective trust funds are valued at their net asset value (NAV) on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy.

Investments in common/collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end.  The Plan held collective trust funds at December 31, 2019 and 2018 as described below.

The objective of the Metlife Stable Value Fund – Series 25053 Class 0, common/collective trust fund is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions.  The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund.  This fund invests entirely in the MetLife Group Annuity Contract 25053 which consists of separately managed investment portfolios directed by Reliance Trust Company.  This fund is a bank collective trust fund for which Reliance Trust Company serves as the trustee and investment manager.  This fund is not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments and no withdrawal restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

Transfers Between Levels

We evaluate the significance of transfers between levels based on the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  During the years ended December 31, 2019 and 2018, there were no transfers between levels.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

		Fair Value Measurement Using:
December 31, 2019:	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock fund – Employer stock	$3,639,718	$3,639,718	$-	$-
Common stock fund – Money market	192,834	192,834	-	-
Self-directed brokerage accounts	1,855,318	1,855,318	-	-
Mutual funds	9,979,505	9,979,505	-	-
Total investments, fair value	15,667,375	$15,667,375	$-	$-
Common collective trust funds[a]	548,714
Total investments	$16,216,089

		Fair Value Measurement Using:
December 31, 2018:	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock fund – Employer stock	$4,157,041	$4,157,041	$-	$-
Common stock fund – Money market	241,928	241,928	-	-
Self-directed brokerage accounts	1,492,327	1,492,327	-	-
Mutual funds	8,029,456	8,029,456	-	-
Total investments, fair value	13,920,752	$13,920,752	$-	$-
Common collective trust funds[a]	793,621
Total investments	$14,714,373

a In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

NOTE F – TAX STATUS

The Plan is operating under a volume submitter profit sharing plan with CODA sponsored by Pentegra Services, Inc.  The volume submitter profit sharing plan obtained its latest determination letter on March 31, 2014, in which the Internal Revenue Service stated that the volume submitter profit sharing plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe the Plan is qualified, and the related trust is tax-exempt.

NOTE G – SUBSEQUENT EVENTS

The United States is presently in the midst of a national health emergency related to a virus, commonly known as Novel Coronavirus (COVID-19). The overall consequences on COVID-19 on a national, regional, and local level are unknown, but it has the potential to result in a significant economic impact. The impact of this situation on the Plan and its future results and financial position is not presently determinable.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act contains several provisions that temporarily impact 401(k) plans, including the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a pause option for loan payments. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The Company is evaluating the CARES Act’s required minimum distribution provisions and has adopted the other relief provisions included in the CARES Act.

The Board of Directors of The Bank of Greene County approved an amendment to the Plan to add an option to permit Roth Elective Deferral Accounts under the Plan, effective May 1, 2020.

EIN: 14-0553610, Plan No. 002
The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust
Attachment to Form 5500, Schedule H, Part IV, LINE 4i –
Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(d)	(e)

*	Greene County Bancorp, Inc. Common Stock	Common stock fund- Employer stock	**	$3,639,718
	Federated Government Obligation Fund	Money market account	**	192,834
	LSV Value Equity	Mutual fund	**	732,100
	Invesco Oppenheimer Global Fund Class R6	Mutual fund	**	608,564
	American Funds Europacific GR R6	Mutual fund	**	478,143
	MFS Massachusetts Investors TR R5	Mutual fund	**	581,721
	T. Rowe Price Blue Chip Growth	Mutual fund	**	1,832,291
	Vanguard Target Retirement 2015 Inv.	Mutual fund	**	25,996
	Vanguard Target Retirement 2025 Inv.	Mutual fund	**	548,360
	Vanguard Target Retirement 2035 Inv.	Mutual fund	**	283,042
	Vanguard Target Retirement 2045 Inv.	Mutual fund	**	193,929
	Vanguard Target Retirement 2065 Inv.	Mutual fund	**	14,414
	Vanguard Target Retirement 2020 Inv.	Mutual fund	**	114,265
	Vanguard Target Retirement 2060 Inv.	Mutual fund	**	142,253
	Vanguard Target Retirement 2055 Inv.	Mutual fund	**	254,894
	Vanguard Target Retirement 2050 Inv.	Mutual fund	**	141,700
	Vanguard Target Retirement 2040 Inv.	Mutual fund	**	812,812
	Vanguard Target Retirement 2030 Inv.	Mutual fund	**	848,379
	Vanguard Mid Cap Index Adm	Mutual fund	**	1,035,194
	Vanguard Small Cap Index Adm	Mutual fund	**	793,597
	Dodge & Cox Income	Mutual fund	**	261,574
	Vanguard Target Retirement Income Inv	Mutual fund	**	188,234
	Vanguard Inflation-Protected Secs Adm	Mutual fund	**	88,043
	Metlife Stable Value Fund – Series 25053	Common collective trust fund	**	548,714
	Self-directed brokerage accounts		**	1,855,318
*	Notes receivable from participants	4.25% - 6.50%	N/A	439,447
	Total Investments			$16,655,536

*Party-In-Interest
**Historical cost has not been presented since this investment is participant-directed.

The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, Greene County Bancorp, Inc. has duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Date: June 25, 2020	By:	/s/ Donald E. Gibson
Donald E. Gibson
President and Chief Executive Officer,
Greene County Bancorp, Inc.